UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated July 4, 2024	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - SPAIN Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Pursuant to the provisions of Article 227 of Law 6/2023 of March 17, on Securities Markets and Investment Services, Grifols, S.A. (“Grifols” or the “Company”) hereby informs about the following

OTHER RELEVANT INFORMATION

Grifols informs that Mr. Rahul Srinivasan will be the Company’s new Chief Financial Officer starting on September 16, 2024.

Mr. Srinivasan will be part of Grifols’ executive committee and will report to the CEO, Mr. Nacho Abia.

Mr. Srinivasan will lead the Company’s overall financial function including planning, treasury, tax, reporting, and investor relations and sustainability. He will also be responsible for implementing effective cash-flow strategies and driving debt-management plans.

Mr. Srinivasan brings extensive experience in senior finance leadership roles encompassing advisory, global capital markets, risk management, financial planning and analysis, compliance, governance and audit.

Mr. Srinivasan will succeed Mr. Alfredo Arroyo, Grifols’ current Chief Financial Officer, who has announced his plan to retire after serving the Company for the last 17 years and having driven pivotal changes.

Mr. Arroyo will support Mr. Srinivasan’s transition until year end.

In Barcelona, on 4 July 2024

Nuria Martín Barnés
Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  July 4, 2024